UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 8)*

                   First Financial Corporation
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                             0-5559
                         (CUSIP Number)

   David W. Mann, P.O. Box 8436, Waco, TX 76714, (817)757-2424
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          July 19, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.--NOT APPLICABLE.

Check the following box if a fee is being paid with the statement. NO FEE BEING PAID. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (`Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 0-5559    Page 2 of 6 Pages

1.   NAME OF REPORTING PERSON
     S. S. OR I. R. S. IDENTIFICATION NO. OF ABOVE PERSON
     David W. Mann      SS #  ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     Not a member of a group.

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
     Not required.

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          7.   SOLE VOTING POWER
               0

          8.   SHARED VOTING POWER
               101,997

          9.   SOLE DISPOSITIVE POWER
               0

          10.  SHARED DISPOSITIVE POWER
               101,997

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     101,997

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     Not applicable.

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     58.77%

14   TYPE OF REPORTING PERSON*
     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDES EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

                         AMENDMENT NO. 8
                          SCHEDULE 13D

Item 1.   Security and Issuer.

The class of securities to which this statement relates is the common stock of First Financial Corporation, a Texas corporation
("First Financial") whose principal executive offices are located at 800 Washington Avenue, Waco, Texas 76701.

Item 2.   Identity and Background.

David W. Mann is an individual whose business address is 800 Washington Avenue, Waco, Texas 76701. Mr. Mann's principal occupation is President of First Financial, whose address is 800 Washington Avenue, Waco, Texas 76701; President of First Preference Mortgage Corp., whose address is 800 Washington Avenue, Waco, Texas 76701; and President, Citizens State Bank, Woodville, Texas, whose address is P. O. Box 109, Woodville, Texas 75979. Mr. Mann is also an officer and director of certain insurance agencies and companies and holds positions with numerous other entities. Mr. Mann has not during the last five years been convicted in any criminal proceedings and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Mann is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.   Purpose of Transaction.

The purpose of this amendment is to report the filing by Mr. Mann of Chapter 7 bankruptcy on June 19, 1996. It is uncertain what effect this bankruptcy filing may have on certain employee stock options held by Mr. Mann on 10,910 shares of First Financial common stock (the "Options"), which options were previously reported as expired. This bankruptcy filing may prevent the expiration of the Options. Henry W. Seals, the Chapter 7 Bankruptcy Trustee for David W. Mann, may have the right to exercise the Options. This is unknown at this time. Alternatively, it is possible that the options have expired.

In addition, the purpose of this amendment is to report the decrease in the number of shares of First Financial stock beneficially owned by David W. Mann indirectly through Barclay, Inc. Barclay, Inc. holds 78 shares of First Financial stock. Prior to his filing bankruptcy on June 19, 1996, David W. Mann owned one hundred percent (100%) of the outstanding stock of Barclay, Inc., and, thus, had sole voting and sole dispositive power over the 78 shares of First Financial stock held by Barclay, Inc. As a result of the bankruptcy filing, the Chapter 7 Bankruptcy Trustee now holds one hundred percent (100%) of the outstanding stock of Barclay, Inc. Consequently, David W. Mann no longer exercises voting or dispositive power over said 78 shares.

Item 5.   Interest in Securities of the Issuer.

Exclusive on the employee stock options on 10,910 shares of First Financial common stock and the 78 shares of First Financial common stock owned by Barclay, Inc., David W. Mann is the beneficial owner of 101,997 shares of common stock of First Financial, or 58.77% of the outstanding shares, calculated in accordance with Rule 13d-3(d)(1), and exercises shared voting and shared dispositive power over all the shares beneficially owned.

David W. Mann, as Trustee and a beneficiary of the David W. Mann 1990 Trust, exercises shared voting and shared dispositive power over 92,742 shares of common stock directly owned by First Financial Holdings, Ltd. The David W. Mann 1990 Trust owns one hundred percent (100%) of the outstanding shares of FFC Holdings, Inc., a Texas corporation. FFC Holdings, Inc. owns a 0.5% interest as a general partner in First Financial Holdings, Ltd., a Texas limited partnership, in which FFC Holdings, Inc., as the general partner, has the exclusive right to manage the operations and affairs of the partnership, including voting of any securities owned by the partnership. First Financial Holdings, Ltd. is the owner and holder of 92,742 shares of common stock of First Financial, or 53.44% of the outstanding shares of common stock of First Financial. Consequently, FFC Holdings, Inc., as the general partner of First Financial Holdings, Ltd., exercises sole voting and investment power over the 92,742 shares of common stock owned by First Financial Holdings, Ltd. Robert A. Mann is the Chairman of the Board, President and sole director of FFC Holdings, Inc. and, as such, exercises some control with respect to the voting and disposition of said 92,742 shares. Thus, David
W. Mann, as the Trustee and a beneficiary of the David W. Mann 1990 Trust, which owns all the outstanding shares of FFC Holdings, Inc., currently has shared voting and shared investment power (with Robert A. Mann) with respect to said 92,742 shares.

9,255 shares of the First Financial common stock beneficially owned by David W. Mann are owned by Bluebonnet Investments, Ltd., a Texas limited partnership ("Bluebonnet Investments"). The David W. Mann 1990 Trust owns one hundred percent (100%) of the outstanding shares of Bluebonnet Enterprises, Inc., a Texas corporation ("Bluebonnet Enterprises"), the corporate general partner of Bluebonnet Investments. Robert A. Mann is currently the Chairman of the Board, President and sole director of Bluebonnet Enterprises, and, as such, exercises some control over the voting and disposition of said 9,255 shares owned by Bluebonnet Investments. Robert A. Mann is also an individual general partner in Bluebonnet Investments. Consequently, David
W. Mann, as the Trustee and a beneficiary of the David W. Mann 1990 Trust, exercises shared voting and shared investment power (with Robert A. Mann) over the 9,255 shares of First Financial common stock owned by Bluebonnet Investments.

Robert A. Mann is an individual whose business address is 800 Washington Avenue, Waco, Texas 76701. Mr. Robert A. Mann's principal occupation is Chairman of the Board of First Financial, whose address is 800 Washington Avenue, Waco, Texas 76701; Chairman of the Board of First Preference Mortgage Corp., whose address is 800 Washington Avenue, Waco, Texas 76701; Chairman of the Board of Citizens State Bank, Woodville, Texas, whose address is P. O. Box 109, Woodville, Texas 75979, and serving as an officer and director of certain insurance agencies and companies. Mr.Robert A. Mann has not during the last five years been convicted in any criminal proceedings and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Robert
A. Mann is a United States citizen.

Except as set forth herein, David W. Mann and Robert A. Mann have not engaged in any transactions involving the common stock of First Financial during the last sixty (60) days.

Item 6.   Contracts, Arrangements, Understandings, or
Relationships with Respect to the Securities of Issuer.

The limited partnership agreement of Bluebonnet Investments, by and among Robert A. Mann and Bluebonnet Enterprises, as general partners, and Mann Investment Company, Mann Group Investment Company, Central Texas Broadcasting Co., Ltd. and Robert A. Mann, as limited partners, presently gives Robert A. Mann and Bluebonnet Enterprises, as general partners, exclusive authority to manage the operations and affairs of Bluebonnet Investments (subject to certain restrictions set forth in the partnership agreement) including voting of securities owned by Bluebonnet Investments. The partnership agreement further provides that so long as Robert A. Mann is acting as the individual general partner, he shall have no right to vote or determine not to vote the shares of stock of a "controlled corporation" as that term is defined in Section 2036 of the Internal Revenue Code and applicable regulations. This provision is interpreted by the partnership to mean that Robert A. Mann, in his individual capacity, currently has shared investment power but exercises no voting power over the 9,255 shares of First Financial stock owned by Bluebonnet Investments. However, Robert A. Mann, through Bluebonnet Enterprises in his capacity as an officer and director, exercises shared voting power and shared investment power with respect to the 9,255 shares of First Financial owned by Bluebonnet Investments.

First Financial Holdings, Ltd., is a Texas limited partnership, the general partner of which is FFC Holdings, Inc. Mary Hyden Mann Hunter and Allen Barclay Mann are limited partners of First Financial Holdings, Ltd. As a result of the filing of Chapter 7 Bankruptcy by David W. Mann, Henry W. Seals, the Chapter 7 Bankruptcy Trustee for David W. Mann, is the assignee of a limited partnership interest in First Financial Holdings, Ltd. Under the terms of the partnership agreement of First Financial Holdings, Ltd., the general partners have sole voting and sole investment power with respect to the 92,742 shares of First Financial stock owned by Financial Holdings, Ltd.; thus, FFC Holdings, Inc., as the sole remaining general partner, has sole voting and sole investment power over said 92,742 shares.

Item 7.   Material to be Filed as Exhibits.

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 23, 1997


/s/ David W. Mann
_______________________________________
David W. Mann